Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-276411

Supplement No. 1, Dated May 29, 2024

(to the Proxy Statement/Prospectus dated May 5, 2024)

SUPPLEMENT NO. 1 TO

PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF
SEMPER PARATUS ACQUISITION CORPORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR
UP TO 40,386,426 SHARES OF COMMON STOCK AND

12,640,544 WARRANTS TO PURCHASE SHARES OF COMMON STOCK AND 12,640,544 SHARE SOF COMMON STOCK UNDERLYING WARRANTS OF PLUM ACQUISITION CORP. I (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE AND RENAMING AS TO BE DETERMINED IN CONNNECTION WITH THE DOMESTICATION AS DESCRIBED HEREIN)

This Supplement No. 1, dated May 29, 2024 (this “Supplement”), updates and supplements the proxy statement/prospectus dated May 5, 2024 (the “Proxy Statement/Prospectus”) relating to the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated November 27, 2023 (the “Business Combination Agreement”), by and among Plum Acquisition Corp. I (the “Company”), Plum SPAC Merger Sub, Inc., a Delaware corporation and Veea, Inc., a Delaware Corporation (“Veea”) (collectively, the “Parties”). Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Proxy Statement/Prospectus.

The purpose of this Supplement is to amend and supplement the disclosure on pages 17, 157, 233, 234, 235, 236, 237, 243. The information set forth in the Proxy Statement/Prospectus remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Supplement is being filed to disclose certain updates as reflected below.

New Plum Board of Directors

Pursuant to the Business Combination agreement, immediately after the Closing, the Parties shall take all necessary actions to designate and appoint the New Plum Board of Allen Salmasi, Michael Salmasi, Douglas Maine, Kanishka Roy, Alan Black, and Gary Cohen.

Alan Black founded Surfspray Capital, LLC in 2017 through which he has advised over a dozen companies including Looker Data Sciences where he served on the Board and was Chair of the Audit Committee (acquired by Google in 2019); Bill.com Holdings (2019 IPO), HashiCorp (2021 IPO), and private software companies including Intercom, Komodo Health, Mattermost, Netlify, Nozomi Networks, and others. He brings more than 35 years of experience as an executive leading public and private software enterprises, including IPO experience as CFO at Zendesk (2014 IPO) and Openwave Systems (1999 IPO). In between those companies, Mr. Black was President and CEO of Intelliden (acquired by IBM in 2010). Mr. Black currently sits on the boards of Nextiva’s, Matillion and Plum Acquisition Corp. III, a special purpose acquisition company traded on Nasdaq. He holds a Bachelors of Commerce and a Graduate Diploma in Public Accountancy degrees from McGill University in Montreal, Canada, and co-chair’s McGill’s Board of Advisors for the Western United States. Mr. Black is now retired from active membership in the Institute of Chartered Accountants of Ontario (Canada) and Society of Certified Public Accountants (California), in which professional organizations he was a licensed member for over two decades. Mr. Black is independent as defined under the applicable Nasdaq rules. Mr. Black is qualified to serve on the board because of his finance expertise and long-time advising of publicly traded companies.

Gary Cohen  is an experienced business leader with a background in global management. Mr. Cohen currently serves on the Board of Trustees for Northwell Health. Mr. Cohen has previously served on the President’s Council for Union College, the Global Advisory Board of Ragon Institute of MGH, MIT and Harvard, the Global Advisory Council of African Leadership University, US Advisory Council of African Leadership Academy, and Director and Treasurer of Gift of Hope USA. Mr. Cohen has been retired since 2014. Prior to retirement, Mr. Cohen was employed with IBM Corporation from 1978 to 2014 (with an 18-month gap). During his time at IBM Corporation, Mr. Cohen served as General Manager, Global Communications Sector, Chairman of IBM Africa, and Executive Leader of Global Alliances, among other roles. Mr. Cohen led IBM Corporation’s $12 billion business with telecommunications, energy and utilities, and media and entertainment clients worldwide, with particular focus in leading the development in Africa. Prior to that Mr. Cohen served as General Manager of IBM’s Pervasive Computing (IoT) business unit and before that was Vice President of Strategy. Furthermore, Mr. Cohen managed critical partnerships with businesses like SAP, Cisco, and Oracle. Mr. Cohen holds an MBA in Finance from New York University and a Bachelor of Science in Economics and Psychology from Union College. Mr. Cohen is independent as defined under the applicable Nasdaq rules. Mr. Cohen is qualified to serve on the board because of his long-time global business experience and leadership experiences.

Gary Cohen and Michael Salmasi will be designated as Class I directors, Douglas Maine and Alan Black will be designated as Class II directors, and Allen Salmasi and Kanishka Roy will be designated as Class III directors. There will be one board vacancy that will be filled following the closing of the Business Combination.

Additionally, New Plum’s audit committee will consist of three (3) members that will include Douglas Maine, Gary Cohen and Alan Black. New Plum’s compensation committee will consist of three (3) members that will include Kanishka Roy, Alan Black and Gary Cohen. New Plum’s Nominating and Corporate Governance Committee will consist of three (3) members that will include Douglas Maine, Kanishka Roy and Gary Cohen.

Beneficial Ownership of Securities

	Beneficial Ownership of Plum Ordinary Shares		Beneficial Ownership of New Plum Common Stock After Consummation of the Business Combination
Name and Address of Beneficial Owner	Number of Shares Class A	Percentage of Plum Ordinary Shares	No Redemption Scenario		Maximum Redemption Scenario
			Number of Shares of New Plum Common Stock	Percentage of New Plum Common Stock	Number of Shares of New Plum Common Stock	Percentage of New Plum Common Stock
Plum Officers, Directors and 5% Holders Pre-Business Combination
Plum Partners LLC(1)(3)	7,980,409	71.0%	7,980,409	22.2%	7,980,409	24.5%
Kanishka Roy(1)(3)	7,980,409	71.0%	7,980,409	22.2%	7,980,409	24.5%
Mike Dinsdale(1)(3)	7,980,409	71.0%	7,980,409	22.2%	7,980,409	24.5%
Alok Sama(1)(4)	—	—	—	—	—	—
Alan Black(1)(4)	—	—	—	—	—	—
Vivian Chow(1)(4)	—	—	—	—	—	—
All Plum officers and directors as a group (5 individuals)	7,980,409	71.0%	7,980,409	22.2%	7,980,409	24.5%

Veea Officers, Directors and 5% Holders Pre-Business Combination
Allen Salmasi(5)	—	—	11,668,710	32.5%	9,356,124	35.8%
Janice K. Smith(6)	—	—	136,236	*	136,236	*
Mark Tubinis(7)	—	—	49,151	*	49,151	*
Douglas Maine(8)	—	—	44,454	*	44,454	*
Jeff Friedman(9)	—	—	32,961	*	32,961	*
Michael Salmasi			309,060	*	309,060	*
Gary Cohen	—	—	—	*	—	*
NLabs Inc.	—	—	8,882,076	24.8%	8,882,076	27.2%
Salmasi 2004 Trust	—	—	2,805,019	7.8%	2,805,019	8.6%
Korea Information and Communications Co., Ltd	—	—	1,743,979	4.9%	1,743,979	5.3%
All Veea officers and directors as a group (individuals)	—	—	12,240,573	34.1%	12,240,573	37.5%

____________

*	Less than one percent.
(1)	The address of this securityholder is 2021 Fillmore St. #2089, San Francisco, California 94115.
(2)	Interests shown consist solely of founder shares, classified as Class A ordinary shares following the conversion of Class B ordinary shares following the extraordinary meeting of shareholders held on September 13, 2023.
(3)	Plum Partners LLC is the record holder of the share reported herein. Plum Partners LLC is controlled by Ursula Burns, Kanishka Roy and Michael Dinsdale.
(4)	Does not include any shares indirectly owned by this individual as a result of his or her partnership interest in our Sponsor or its affiliates.
(5)	Includes 8,882,076 shares held or issuable upon exercise of warrants shares held by NLabs Inc., an entity controlled by Mr. Salmasi and members of his immediate family, and 2,805,019 shares held by Salmasi 2004 Trust, the trustee of which is a member of Mr. Salmasi’s immediate family, and 363,271 shares held by Mr. Salmasi’s spouse.
(6)	Includes options to purchase 78,604 shares of common stock.
(7)	Consists of options to purchase 49,151 shares of common stock.
(8)	Includes options to purchase 12,162 shares of common stock.
(9)	Consists of options to purchase 32,961 shares of common stock.

Nasdaq Extension to Complete the Business Combination

On May 24, 2024, the Company received notice from the Nasdaq Office of the General Counsel that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for continued listing on The Nasdaq Stock Market (“Nasdaq”). As disclosed on March 22, 2024, the Company received notice from the Listing Qualifications Department of Nasdaq indicating that the Company has failed to comply with Nasdaq Listing Rule IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. The Panel has granted the Company’s request for continued listing provided that on or before September 16, 2024, the Company will demonstrate compliance with all applicable initial listing standards for the Nasdaq Capital Market.

Voting Matters

If you have already returned your proxy card or provided voting instructions, you do not need to take any action unless you wish to change your vote. This Supplement is being filed by the Company with the Securities and Exchange Commission (the “SEC”) to supplement certain information contained in the Proxy Statement/Prospectus. Except as otherwise set forth herein, the information set forth in the Proxy Statement/Prospectus remains unchanged.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any additional supplements and amendments thereto.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 30 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of the Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

This supplement to the Proxy Statement/Prospectus is dated May 29, 2024.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, the Company has filed with the SEC the Registration Statement, which includes the Proxy Statement/Prospectus. The Registration Statement was declared effective on May 13, 2024. The Company has mailed the Proxy Statement/Prospectus and other relevant documents to its shareholders. This document is not a substitute for the Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, VEEA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The Company shareholders and other interested persons will also be able to obtain a copy of the Registration Statement, the Proxy Statement/Prospectus, and other documents filed with the SEC, without charge, by directing a request to: Plum Acquisition Corp, 2021 Fillmore St. #2089, San Francisco, CA 94115, or by telephone request at (415) 870-8565, or on the SEC’s website at www.sec.gov.